Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 4, 2021

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lilium B.V. Amendment No. 3 to Registration Statement on Form F-4 Filed August 2, 2021 File No. 333-255800

Dear Ms. Timmons-Pierce and Mr. Ingram:

This letter is submitted on behalf of Lilium B.V. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form F-4 (the “Amendment”) submitted on August 2, 2021, as set forth in the Staff’s letter dated August 3, 2021 to Barry Engle, Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing its Amendment No. 4 to Registration Statement on Form F-4 (the “Fourth Amendment”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment, and page references in the responses refer to the Third Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Third Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Second Amendment (marked to show changes from the Amendment).

Amendment No. 3 to Registration Statement on F-4

General

1.                  We note your disclosure Palantir Technologies Inc. entered into a subscription agreement on March 30, 2021, and has committed to purchasing $41 million of Holdco Class A Shares in the PIPE transaction. We also note your disclosure that on March 28, 2021, Lilium entered into a non-cancelable purchase obligation for a Palantir Foundry cloud subscription for $50 million payable over five years. Please revise your disclosure to clarify whether Lilium's purchase obligation is contingent upon Palantir's PIPE commitment. Please also disclose whether the funds from the Trust and PIPE will be used to pay any of Lilium's $50 million purchase commitment. Please consider including any appropriate risk factor disclosure related to your agreement with Palantir. Please also disclose the material terms of your agreement with Palantir and file it as an exhibit..

Ms. Asia Timmons-Pierce
Mr. Jay Ingram
Securities and Exchange Commission
August 4, 2021

Response to Comment No. 1.           The Company respectfully advises the Staff that it has revised the disclosure on page 163 and 193 of the Fourth Amendment in response to the Staff’s comment and that such disclosure reflects the material terms of the agreement with Palantir. In addition, the Company respectfully submits that the agreement with Palantir is a contract made in the ordinary course of the Company's business and does not fit within the exceptions set forth in Section (b)(10)(ii)(A) - (D) of Item 601 of Regulation S-K. Accordingly, the Company does not believe that the agreement with Palantir is required to be filed as an exhibit to the registration statement on Form F-4.

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Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570 - 1526.

Sincerely,

/s/ John T. Haggerty

Enclosures

cc: Barry Engle, Chief Executive Officer, Lilium B.V.

Sam Gabbita, Chief Financial Officer, Lilium B.V.

Jocelyn M. Arel, Esq., Goodwin Procter LLP